UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2023

PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

(Addres s of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +60 3 5888 8485

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On August 16, 2023, PHP Ventures Acquisition Corp., a Delaware corporation (the “Company”), issued a press release announcing that it caused to be deposited $110,796.88 into the Company’s trust account for its public stockholders (the “Trust Account”), allowing the Company to extend the date by which the Company may consummate an initial business combination by one month from August 16, 2023 to September 16, 2023 (the “Extension”). This Extension is permitted under the Company’s governing documents.

Previously, on June 13, 2023, the Company caused to be deposited $110,796.88 into the Company’s Trust Account to allow the Company to extend the period of time it had to consummate its initial business combination by one month from June 16, 2023, to July 16, 2023. On July 13, 2023, the Company also caused to be deposited an additional $110,796.88 into the Company’s Trust Account to allow the Company to further extend the period of time it had to consummate its initial business combination from July 16, 2023 to August 16, 2023 (collectively, the “Prior Extensions”). The Prior Extensions were permitted under the Company’s governing documents.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release dated August 16, 2023.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHP Ventures Acquisition Corp

Date: August 16, 2023	By:	/s/ Marcus Choo Yeow Ngoh
Marcus Choo Yeow Ngoh
Chief Executive Officer and Director